UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 4)*

COLFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

William R. Bush

BDT Capital Partners, LLC

401 N. Michigan Ave., Suite 3100

Chicago, Illinois

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

On May 7, 2013, certain investment funds (the “BDT Investment Funds”) controlled by BDTCP GP I, LLC (“BDT GP”), and an employee investment vehicle (the “BDT Investment Vehicle”) controlled by BDTP GP, LLC (“BDTP”), all of whose shares of Colfax Corporation common stock, par value $0.001 (“Common Stock”) are included in the shares reported on this Schedule 13D, agreed to sell an aggregate of 3,000,000 shares of Common Stock at a price of $42.7234 per share, pursuant to that certain Underwriting Agreement, dated as of May 7, 2013 (the “Underwriting Agreement”), by and among Colfax Corporation, Deutsche Bank Securities Inc., as representative (the “Representative”) of the underwriters (the “Underwriters”), the BDT Investment Funds and the BDT Investment Vehicle, in connection with a underwritten public offering of a total of 10,000,000 shares of Common Stock (the “Public Offering”).

Under the Underwriting Agreement, the BDT Investment Funds and the BDT Investment Vehicle have granted to the Underwriters a 30-day option to purchase from the BDT Investment Funds and the BDT Investment Vehicle up to an aggregate of 1,000,000 additional shares of Common Stock at a price of $42.7234 per share.

In connection with the Public Offering, and as required under the Underwriting Agreement, on May 7, 2013, each of the BDT Investment Funds and the BDT Investment Vehicle, as well as San W. Orr, III, a Partner and the Chief Operating Officer of BDT Capital Partners, LLC and a director of Colfax Corporation (along with certain other directors and officers of Colfax Corporation), entered into a lock-up letter agreement (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, each of them has agreed that, except for sales pursuant to the Underwriting Agreement and subject to certain exceptions set forth in the Underwriting Agreement, it or he will not, during the 90-day period beginning on the date of the Underwriting Agreement, without the prior written consent of the Representative: (A) directly or indirectly, (i) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any such securities, or (B) make any demand for or exercise any right with respect to, the registration of shares of Common Stock or any security convertible into or exercisable or exchange for Common Stock.

The foregoing summary of the Underwriting Agreement and the Lock-Up Agreements is qualified, respectively, by reference to the actual text of the Underwriting Agreement and the Lock-Up Agreement. A copy of the Underwriting Agreement is filed as Exhibit 7 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the form of Lock-Up Agreement is filed as Exhibit 8 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

6	Joint Filing Agreement

7	Underwriting Agreement

8	Form of Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDT CF ACQUISITION VEHICLE, LLC

By:	BDTCP GP I, LLC
Its:	Manager

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BYRON D. TROTT

/s/ Byron D. Trott

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer